

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Michael Logerfo
Chief Legal Officer, Corporate Vice President & Secretary
Sagent Holding Co.
c/o Sagent Pharmaceuticals, Inc.
1901 North Roselle Road, Suite 700
Schaumburg, IL 60195

Re: Sagent Holding Co.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 2, 2011
File No. 333-170979

Dear Mr. Logerfo:

We have reviewed your amended registration statement and response letter, each filed on February 2, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 8. Please identify in the filing the industry research reports you relied upon for the market and sales data.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 38

Factors Affecting our Business
Product Development Costs, page 40

2. Please refer to your response to our prior comment 18 and your revised disclosures.
    Please revise your disclosure to include the costs incurred for each period presented for
    the 41 new products currently in initial development.

Critical Accounting Policies and Estimates

Revenue Deductions, page 44

3. Please refer to your response to our prior comment 19 and your revised disclosures.
    Please revise your disclosure to clarify whether the 1% decrease in estimated end-user
    contract selling prices and the 1% increase in wholesale units pending chargeback are
    reasonably likely scenarios. If these are not reasonably likely outcomes, then revise the
    disclosure to include what the reasonably likely outcomes would be.

Stock-Based Compensation, page 47

4. Please refer to your response to our prior comment 23 and your revised disclosures. It
    appears that FDA approval of your heparin products, in June 2010, is a specific event that
    would necessitate an interim valuation for the options granted in July 2010. Revise your
    disclosure to clarify if FDA approval of your heparin products was contemplated in the
    November 2009 valuation to explain why you continued to rely on this valuation during
    the first nine months of 2010. Also your revised disclosure does not address why
    management chose not to obtain a contemporaneous valuation by an unrelated valuation
    specialist at each grant date. Please revise.

Business

Key Suppliers and Marketing Partners, page 77

5. We note your response to our prior comments 33 and 34. Please note that we are not
    requesting that you disclose the specific royalty rates provided for in your agreements
    and understand that you have requested confidential treatment for these terms. However,
    we ask that you disclose a reasonable range within which your royalty rates fall, for
    example "single digits," "teens," "twenties," etc. Please revise your disclosure
    accordingly.

Executive Compensation

IPO Compensation Review, page 93

6. We note your disclosure that compensation levels at your peer companies were surveyed and taken into account in evaluating and setting your compensation levels. In that regard, please identify each of the companies which are included in your peer group and the characteristics of the companies which prompted you to include them in your survey and analysis. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

7. Please refer to your response to our prior comment 50 and your revised disclosures. Please include the same revisions to your disclosure in the critical accounting policies and estimates section on page 44.

Note 8. Fair Value Measurements
Preferred Stock Warrants, page F-18

8. Please refer to your response to our prior comment 53 and your revised disclosures. Please explain why it is appropriate to use PWERT to determine the fair value of the preferred stock warrants and why a valuation model such as Black-Scholes or binominal is not appropriate for these warrants.   Also the assumptions disclosed on page F-19 appear to be the assumptions used for the quarter ended December 31, 2010 and not the nine months ended September 30, 2010. Please revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at 202-551-3649 or Donald Abbot at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at 202-551-3873 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Dennis M. Myers, P.C.
       Kirkland & Ellis LLP
       300 North LaSalle
       Chicago, IL 60654